Exhibit 11

STANDARDS OF BUSINESS CONDUCT

A LETTER FROM THE CEO

ASAT Holdings Limited and its many subsidiaries around the world compete in a diverse, dynamic and highly competitive international marketplace. In all locations and at all times, we are committed to upholding the highest ethical standards both in our workplace and in our business dealings with others. We work in locations with varying legal and cultural standards, and our reputation for honest and fair business dealings is long standing and continues today through the conscientious efforts of our workforce worldwide. This reputation is and remains one of our Company’s greatest assets.

ASAT has developed this comprehensive Standards of Business Conduct so that it can apply globally and to every employee. These Standards are intended to help guide each member of the ASAT team in making the best possible business and ethical decisions in many different circumstances and locations. It is the responsibility of each of us, as individuals and as a part of the ASAT team, to embrace the high standards we set for our Company – and for ourselves.

Given the complexity, fast pace and constantly changing nature of our work environment, it is not always easy to make the right business decision for ASAT. Each employee must do his or her best to take all responsible steps to address and resolve business issues and challenges in accordance with the policies outlined in these Standards, as well as other local Company policies. Nothing short of the very highest ethical and legal conduct is acceptable by ASAT. Our host countries, suppliers, and customers demand that behavior from each of us.

If any member of the ASAT team is ever in doubt about an action or unclear about the Company’s expectations, they are encouraged to consult with the management personnel available throughout the Company who can provide assistance and guidance. Any employee with a question regarding these Standards – anywhere in the world – is urged to contact his or her manager, a Human Resources representative, or the Company’s General Counsel for further discussion or consultation. We believe that good ethical decisions are much easier to make, when adequate information and experienced personnel resources are readily available.

We also expect that the members of the ASAT management team will “lead by example” at all times in making ethical business decisions. Each and every ASAT manager and supervisor is expected to be vigilant to ensure compliance with these Standards and to provide appropriate guidance to employees in resolving any questions or issues.

Harry R. Rozakis

Chief Executive Officer

ASAT Holdings Limited

INTRODUCTION, BUSINESS CONDUCT AT ASAT

The guidelines set forth in these Standards of Business Conduct (these “Standards”) are intended to provide general rules that will set the expectations to be met regarding ethical decision making and actions by the employees of ASAT Holdings Limited and its many subsidiary companies around the world (hereafter together “ASAT” or the “Company”). We have established these Standards to help our employees comply with the laws and regulations applicable to our business and to maintain the highest level of ethical conduct. Every person who works for ASAT is expected to understand and comply with these Standards. These Standards identify the minimum legal and ethical parameters under which the Company and its employees are expected to conduct business. Although none of us can anticipate all the challenges that may arise in applying these Standards, it may be helpful to first ask yourself the following questions when faced with an ethical issue:

Would my conduct be legal?

Would my conduct be ethical?

Does my conduct comply with these Standards and Company policies?

Does my conduct appear appropriate or would I be or ASAT’s reputation and standing be diminished if someone knew?

Could there be adverse consequences to the Company if my actions became known?

The key to compliance with these Standards is exercising good judgment. If an answer to any of the questions above is either ambiguous or “no,” then you are probably confronting an ethical business decision that is intended to be covered by these Standards. These Standards and other resources are available to help you determine an appropriate course of conduct. If you are unable to resolve an ethical issue by yourself, you are invited and encouraged to bring your concerns to the attention of the Company by discussing them with your manager or another member of the management team. If you are uncomfortable speaking with your supervisor, we strongly encourage you to contact a Human Resources representatives or the Company’s General Counsel. At your election, you may also contact any of the members of the Company’s Board of Directors, particularly the Chairman of the Company’s Audit Committee.

We believe these Standards provide each of us with the information and resources necessary to meet our ethical obligations to each other, the Company, our customers, our suppliers, our competitors, and the public wherever we are located. It is the personal responsibility of each of us to comply with these Standards, and like all Company policies, noncompliance constitutes grounds for disciplinary action, up to and including termination of employment.

CORE VALUES AT ASAT

By creating and maintaining an environment that supports our core values of honesty, integrity, trust, respect, and teamwork, each of us has the opportunity to participate in the success of the Company. Everyone at ASAT is expected to comply with the letter – and the spirit – of the laws, rules and regulations in all countries in which we operate.

All members of the ASAT workforce share the responsibility for mutual understanding and cooperation and for creating and maintaining a positive work environment in which discrimination is not tolerated. We believe that all individuals deserve consideration and respect regardless of sex, age, color, religion, national origin, ancestry, or marital status. This applies to all workforce – related decisions and actions including recruitment, hiring, training, compensation, benefits, and promotion.

CONFLICTS OF INTEREST

Conflicts of interest include any situation where outside activities compete or conflict with the interests of the Company. Generally, ASAT employees may conduct their personal and financial affairs as they wish. However, there are certain situations and activities that may pose a conflict between your interests and the best interests of the Company. Employees should avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest. That means you must be free from the influence of any financial interests, investments, and business relationships that might conflict – or even appear to conflict – with your responsibilities to your fellow employees and to the Company.

Most of the time, we can easily recognize a conflict of interest. However, sometimes it is less clear that a particular activity or situation may cause or appear to cause a conflict of interest. The first rule in that regard is that ASAT expects that its employees will not engage in activities where their loyalties to the Company may be compromised – or appear to be susceptible to compromise – by other inappropriate relationships. Such inappropriate relationships can affect an individual’s judgment and may hinder an employee’s ability to make proper business decisions on behalf of the Company.

At the time you joined ASAT, you signed an agreement that required you to disclose any potential or actual activity where your role or interest may be in conflict with the Company’s interest. Although such conflicts are not automatically prohibited, written approval from the Human Resources Department is required to participate in any such activity. Your obligation to provide written disclosure of conflicts of interest, or the appearance of conflicts of interest, continues throughout the entire time that you work at ASAT.

Outside Employment: Moonlighting

You may not be employed by, contract, or consult with a customer, supplier or competitor of ASAT. You may not engage in outside business activities that compete or appear to compete with the interests of ASAT or adversely affect your performance at ASAT. ASAT employees who engage in commercial activity or accept employment in addition to working at ASAT must obtain written approval from a Senior Vice President or the CEO of the Company in order to participate in such activity.

Outside Transactions

You may not engage in transactions on behalf of ASAT with any person or entity in which you or a member of your family has a substantial financial interest. Likewise, you may not engage in significant financial transactions with other members of ASAT workforce with whom you have a reporting relationship, or with whom you have a relationship that will pose – or appear to pose – difficulties for supervision, management, or morale.

Outside Financial Interests

You may not hold a significant financial interest in any customer, supplier or competitor of ASAT, unless such company is a publicly owned and traded corporation.

Outside Directorships

Vice Presidents and above may not serve as an officer or on the Board of Directors of any other company without obtaining prior approval from the CEO and all other members of our workforce must obtain the prior approval from their immediate supervisors.

Use of Company Assets

Each of us is personally responsible for the proper use of Company property, equipment, supplies, and facilities. In our competitive environment, we must use our assets as efficiently as possible and remain alert to opportunities for reducing costs. ASAT prohibits the use of Company work–time, office supplies, raw materials, equipment or facilities for purposes not directly related to Company business. You must not borrow Company property or remove it from Company premises without written permission from the appropriate Company manager.

Use of Electronic Communications Systems

Most employees are provided with access to Company telephones and computer terminals, as well as access to voice–mail, word processing, Internet and other electronic communication or data storage systems for use in carrying out Company business. In general, these systems should not be used for personal purposes. You must not use Company resources to create, distribute, store, access or display messages or materials that are illegal, threatening or harassing. Similarly, you must not use ASAT resources to create messages or materials for personal gain. Any electronic communications that you store on Company servers is subject to access, review, removal and use by the Company at any time.

BUSINESS GIFTS AND ENTERTAINMENT

The receipt of gifts from or participating in entertainment provided by customers or suppliers can pose an obvious source of conflict. At ASAT, we believe that business decisions must be based on objective standards and established business needs. Therefore, we do not request, accept or offer gifts, favored treatment or entertainment except within strict policy guidelines.

As a general rule, employees may receive sales promotion, ordinary business meals and reasonable entertainment consistent with local social and business customs. However, employees are prohibited from requesting, offering or accepting gifts or special favors that are of such a magnitude that they are likely to – or which may be intended to – influence the Company’s business activities. When authorized, the receipt of gifts is permitted only in specified circumstances where: (i) applicable laws are not violated, (ii) the receipt is consistent with other Company policies, and (iii) they are of limited value. ASAT prohibits the receipt by individuals of gifts from suppliers or customers, except for gifts that do not exceed US$100 in value. The same rule applies to the family members of Company employees. Gifts with values in excess of US$100 can only be accepted if approved in advance by the CEO or a Senior Vice President of the Company.

Entertaining customers and suppliers by ASAT personnel is permitted only for the limited purpose of building business relationships. It is important that you act in accordance with ASAT’s business goals and avoid any behavior that could be perceived as an attempt to influence decisions, to create an obligation to reciprocate, or to place anyone in a compromising position. Reimbursable expenses extend only to entertainment for the benefit of ASAT. The CEO or a Senior Vice President must approve gifts to individuals in excess of US$100.

POLITICAL ACTIVITIES AND CONTRIBUTIONS

ASAT has a policy not to provide support – either financial or through the donation of Company assets and services – to political candidates, to political parties, or to religious or fraternal organizations. Additionally, such contributions are illegal in most jurisdictions in which the Company operates. However, ASAT employees may participate in any political or religious activities of their choice on an individual basis, with their own funds and on their own personal time.

PROTECTING COMPANY PROPRIETARY INFORMATION

Each ASAT employee should have signed a confidentiality agreement before joining the Company. As a basic rule, everyday information shared within ASAT should be considered Company property and should be used only for Company business purposes. You may not use ASAT information for personal purposes or, should you leave the Company, in employment positions outside ASAT. All members of the ASAT workforce must protect and not disclose proprietary information about the Company that is not generally available to the public or has not been published or widely disseminated (“Confidential Information”).

Confidential Information of ASAT

As a general rule, Confidential Information includes any non–public information about the Company that might be of use to competitors, or be harmful to the Company or its customers, if it were disclosed. We should be aware that Confidential Information may be not only technical information but also financial and business information. Examples of Confidential Information include: (i) actual or projected sales, earnings, backlog, gross margins, significant capital expenditures or significant borrowings; (ii) any major sales or bookings by product lines, business unit, or by country or other geographic area; (iii) internal forecasts for shipments or bookings and related trends; (iv) product performance or product development schedules; (v) technical drawings, manufacturing process parameters, technology roadmaps; (vi) any action or event which is likely to have a significant effect on the Company’s anticipated annual sales or earnings; (vii) significant management changes, planned reorganizations, proposed mergers, the acquisition or disposition of important assets; (viii) personnel information, including reporting structures and individual salaries, skills and job performance ratings; (ix) specific customer or supplier confidential information, including sales, purchases or investment plans or contacts; and (x) any other information that has not been published or widely disseminated by ASAT in a press release, annual report, securities filing, or other public forum that the Company considers to be confidential, including Trade Secrets.

All employees must follow Company guidelines to protect our Confidential Information, including ensuring that a nondisclosure agreement (often called an “NDA”), approved by the Company has been signed before providing any Confidential Information to any third party. You should also limit access to our Confidential Information by limiting reproduction and distribution of confidential documents to only those persons who have a genuine “need to know” that information. To the degree possible, you should keep all confidential documents in locked areas and label such documents with the words “CONFIDENTIAL” or the like – to indicate the degree of care that must be applied when handling and distributing to others.

In summary, you should not disclose Confidential Information to any third party who has not signed or is not covered by a nondisclosure agreement, or to any person inside the Company who does not have a need to know such information. Employee obligations with respect to Confidential Information extend beyond the workplace. Our policy on handling Confidential Information applies to you both while you work at ASAT and after your employment at ASAT ends. Therefore, even in social situations, you should remember your obligations to avoid even the inadvertent disclosure of Confidential Information.

Confidential Information of Others

In the normal course of business, you may obtain – through proper means – access to Confidential Information of other companies. Due to the technical nature of our products, we frequently need to supply a customer or supplier with Confidential Information, or to accept the same from a customer or supplier. You should always have in place a signed nondisclosure agreement (or “NDA”) before providing or receiving any confidential information or trade secrets with parties outside of ASAT.

You must protect and not disclose the Confidential Information of other companies that you obtain in the course of your employment at ASAT. For example, third party Confidential Information may originate in the course of joint development projects, business joint ventures or from discussions about acquisitions or mergers.

Occasionally, you may be required to review public information about our competitors’ products to stay abreast of competitive developments. This is fine, provided that the information is acquired from public sources. Examples of appropriate sources of public competitive information might include: (i) public information in annual reports and filings with the Securities and Exchange Commission; (ii) technical seminars open to the public; (iii) trade journals containing technical articles; (iv) published reports of industry analysts or investment bankers; (v) technical product information provided by authorized representatives of the company producing the product; and (vi) from public advertisements and websites. ASAT prohibits the illicit receipt or acceptance of third party Confidential Information.

Investor Relations

Unless explicitly authorized for a specific purpose, no employee should make contact with or have communications about any topics or matters related to ASAT with the media, or with investors, stock analysts or other members of the financial community. All inquiries concerning or in any way related to the Company from stock analysts, investors or other members of the financial community should be promptly referred to the Chief Financial

Officer or to Investor Relations. All inquiries concerning or in any way related to the Company from the press and other news and business media should be promptly referred to Investor Relations.

No ASAT employee is authorized or allowed to post or share non–public information about ASAT in Internet discussion groups, chat rooms, bulletin boards and/or other electronic communications media, even under an alias – for any purpose.

ASAT is a publicly company with its securities (American Depository Shares) traded on The Nasdaq National Market. Disclosing Confidential Information, participating in chat rooms and/or posting information about the Company on Internet investor web sites or other electronic communications media could subject you to liability for violating the U.S. Securities laws and the laws against insider trading and tipping – even if you yourself did not trade and even if you received no monetary benefit from such disclosures. Such conduct could also be a violation of other civil and/or criminal U.S. federal, state and local laws.

INSIDER TRADING AND TIPPING

As a publicly traded company, you must always be aware of and comply with U.S. Securities laws and Nasdaq regulations which prohibit “insider trading” – that is, buying or selling ASAT securities at a time when you possess “material nonpublic information” relating to ASAT.

“Material nonpublic information” is information about a company that is not known to the general public and that a typical investor would consider important in making a decision to buy or sell the Company’s securities. Material nonpublic information can include information that something is likely to happen – or even just that it might happen. If you possess any material nonpublic information, the law requires that you refrain from buying or selling ASAT securities until after the information has been disclosed to the public and absorbed by the market. At ASAT that means that you cannot buy or sell ASAT securities until two days after the information has been made public.

Passing material nonpublic information to someone else who may buy or sell securities is known as “tipping” and is also illegal – as is trading securities on the basis of a tip received from someone else if you have reason to know that the “tipper” obtained the information improperly. These prohibitions apply to stock trades, stock options exercises (via a “same day sale”), trading debt securities (our “Notes”) or any other securities of ASAT, such as warrants. The prohibitions apply as well as to securities of other companies if you obtain material nonpublic information in the course of working at ASAT.

In addition, members of the Board of Directors, officers and certain persons within ASAT with early knowledge of quarterly financial results (these groups of people are referred to as “affiliates” or “insiders”) must refrain from buying or selling ASAT stock unless permitted to do so under the Company’s Insider Trading Policy Guidelines. This means that these insiders or affiliates must comply with the Company’s quarterly trading window requirements, regardless of whether or not they are aware of any material nonpublic information.

Insider trading and tipping are illegal and prohibited by these Standards. Persons who engage in insider trading or tipping may be liable under civil and criminal U.S. federal, state and local securities laws. You should report any such conduct of which you become aware to the Company’s General Counsel.

MORE ON PROTECTING ASAT INTELLECTUAL PROPERTY

Our Company’s intellectual property “portfolio” includes Confidential Information (or trade secrets), patents, trademarks and copyrights. This intellectual property comprises a significant portion of the overall value of ASAT. These intellectual property assets – the ideas, processes, data and information of the Company – provide the Company with a competitive edge. And, to a large degree, these assets will only have value to the Company if protected. Each of us is responsible for protecting our Company’s intellectual property.

Trade Secrets

A “trade secret” is information, including a formula, drawing, compilation, program, device, method, technique or process that has economic value because it is not known outside the Company. In many respects, the term “trade secret” is synonymous with “Confidential Information.” In order to qualify as a trade secret, proprietary or confidential information must, in fact, be kept secret. If a trade secret is disclosed, ASAT may lose the ability to prevent others from using it. Members of our workforce who handle trade secrets must follow Company guidelines to protect this information, including limiting access to documents containing trade secrets. Confidential legends should be clearly placed on all documents containing trade secrets. All confidential documents containing trade secrets should be stored in locked areas. When you are finished with confidential documents, you need to insure that they are shredded or otherwise destroyed or deleted.

Patents

All inventions, whether patentable or not, that you conceive or reduce to practice while employed at ASAT are the property of ASAT. An exception to this rule is for inventions that are not related – in any way – to the Company’s products, research or business, and which have been developed entirely on your own time and without the use of any of ASAT assets, equipment, facilities, or resources. After conceiving an invention, you must promptly submit an Invention Disclosure form to the Company – even if you are unsure or doubt that the invention is patentable or will be used in a product. We should remember that patent applications are to be maintained as a trade secret until its published by the Patent and Trademark Office (or its international equivalents). The Company has a growing U.S. and international patent portfolio and the Company places great value in continuing to grow and maintain this portfolio.

Copyrights

Copyright laws protect many types of written and electronic materials that we use, including: books, pamphlets, seminar materials, journals and computer software from direct copying. ASAT does not tolerate the making or use of unauthorized – i.e. unlicensed – software copies under any circumstances. The commercial software that we purchase from our suppliers is copyrighted. In some cases, copying software for use on more than one computer, even where the original copy has been legitimately acquired, is illegal. Also, downloading software from a network may be illegal in some circumstances. If you have any doubts about whether you are authorized to copy, use or download computer software, you are required to consult with the Director of Information Technology or General Counsel before doing so. You must also report any unauthorized use of software of which you learn to the Director of Information Technology or General Counsel.

Trademarks

Our Company logo (the black and red “triangle”) is the most recognized symbol of ASAT and is designed to reflect consistently the Company’s values and attributes. Professional use of the Company logo and name requires strict adherence to Company standards and trademark law. You should always consult with Marketing Communications before using the logo on printed documents, Internet, corporate gifts, plaques, clothing, and other items.

ACCURATE RECORDKEEPING AND ACCOUNTING PRACTICES

The maintenance of accurate and complete business records is a vital component in maintaining our high standard of ethical business conduct. Company records cover financial reports and ledgers, inventory reports, customer and supplier contracts and orders, assembly and test process records, product quality studies and reports, and many other routine and non–routine matters. It is essential to record and report all such business information accurately and honestly, without misleading, misrepresenting, misinforming, making false statements, or omitting important information.

Additionally, the following record related activities are prohibited: (i) making payments without supporting documentation or for a purpose contrary to that described in supporting documentation; (ii) establishing undisclosed or unrecorded ASAT funds or assets; (iii) making false or misleading entries in, or omitting important information from, ASAT financial records; (iv) creating unapproved “side letter” agreements; or (v) creating any other records which do not accurately reflect the true nature of the transaction involved. Of particular concern to the Company is that financial statements prepared for external purposes, such as for filing with the Securities and Exchange Commission, accurately and fairly reflect the financial condition of the Company.

ASAT does not tolerate dishonesty, including false recordkeeping. Any attempt to enter inaccurate of false information into the Company’s accounting systems will not be tolerated. ASAT employees should never rationalize or even consider making false representations or falsifying business records. If you are aware of or suspect false recordkeeping or representations by others, you must report such activities immediately to your manager, a Senior Vice President or the CEO. If necessary, you may also report such activities to any member of the Board of Directors of the Company, and in particular, to the Chairman of the Company’s Audit Committee. Such disclosures, regardless to whom or by whom made, will be treated with the utmost confidentiality.

INTERNATIONAL BUSINESS CONDUCT

The U.S. Foreign Corrupt Practices Act (the “FCPA”) prohibits offering directly or indirectly anything of value by companies and/or its subsidiaries to certain government persons or entities, or its representatives, for purposes of securing business or to influence the acts or decisions of those officials or entities. ASAT and its employees will strictly comply with all aspects of the FCPA. In that regard, it should be understood that no employee of the Company is authorized to make any payment or give any gift of significant value to any of the following types of persons or entities: (i) a foreign government official; (ii) a foreign government or agency; (iii) a foreign political party or party official; or (iv) a candidate for foreign political office.

Although making offers of valuable gifts or payments to public officials is viewed as a culturally acceptable practice in many countries, doing so is both a bad business practice and may violate the FCPA – and such activities usually violate local laws as well. You should not make any offer or payment or give any gift that you believe might be for the benefit of a foreign official, government, political party, candidate, or public international organization without express approval of the General Counsel.

ETHICAL OBLIGATIONS TO OUR CUSTOMERS, SUPPLIERS AND COMPETITORS

At ASAT, we are proud of our reputation for integrity and fairness in our commercial dealings with our customers, suppliers, and competitors. Each of us must assume a personal responsibility to understand the standards of conduct that apply to our commercial dealings and to ensure that we are treating our customers, suppliers, and competitors in a professional, ethical, and respectful manner.

Customers

Our customers are valued business partners – never our adversaries. Customers deserve to be treated with integrity. For example, all price estimates, quality statements, performance information, and delivery schedules provided to customers must be fair, reasonable, and based upon objective facts and/or projections.

Suppliers

Our relationships with our suppliers should be treated much like those of our customers – they are our business partners too. Thus, it is in the Company’s long–term best interest to maintain a mutually respectful and beneficial relationship with our suppliers. Products and services are to be acquired from our suppliers based on price, quality, availability, delivery dates, financial stability, reliability, and level of services.

Competitors

We should refrain from disparaging the products or services of our competitors. Comparisons of our products and services to those of a competitor should be factual, objective, and complete. Any discussion of competitor finances, performance, or business plans should be based entirely on publicly available information. Our goal is to compete fairly on the basis of price, performance, and quality.

Antitrust and Unfair Competition

Antitrust laws in the United States and in other countries are enacted to help develop and maintain a competitive, open–market system by prohibiting unfair agreements that restrain trade or encourage or enhance other types of anticompetitive conduct. Such laws generally prohibit unfair or deceptive trade practices – such as “false advertising” and “commercial disparagement.” Some commonly prohibited anti–competitive activities would include: (i)

entering into an agreement (whether formal or informal, written or oral) with a competitor setting prices, terms of sale (such as discounts or credits), or dividing up the market sector; (ii) representing used parts or materials as new, or representing refurbished parts as new; (ii) making false or deceptive comparisons with other products (that’s “commercial disparagement”); (iv) making inaccurate or misleading claims about ASAT or our products (that’s “false advertising”); or (v) making inaccurate, false or misleading comments about other parties with whom we have commercial dealings or about the nature of those dealings.

ENVIRONMENTAL MATTERS

ASAT is committed to protecting the environment and the safety and health of our workforce. Helping to maintain a clean and healthy environment is part of our corporate responsibility – both to ourselves and to current and future generations. ASAT, like all other companies that manufacture high technology products, uses regulated chemicals and raw materials and generates wastes. Each of us is responsible for full compliance with all legal requirements and Company policies, including the handling, storing, transporting and disposing of hazardous and toxic materials and waste.

You must be aware of your responsibilities to protect the environment and to strictly comply with environmental, safety and health laws and regulations while performing your daily work. ASAT provides training for members of our workforce to ensure that safe work practices and environmental protection measures are met. Individuals, as well as the Company, are subject to civil and criminal liability for violation of environmental laws and regulations.

IMPORTING AND EXPORTING ASSEMBLED PRODUCTS

ASAT is a global company supporting a growing worldwide customer base in many countries. More than half of our total sales are derived from international customers. We are fortunate to have earned the reputation of being a responsible international corporate citizen. To maintain our global standing, each of us must strictly comply with United States laws that govern the import, export and re–export of our products. Any violation of these laws, even through ignorance, could have damaging and long–lasting effects on our business and our ability to business in the future.

When shipping technical information, raw materials, semiconductor die, or fully assembled products across international borders, we must obey the import and export requirements of the various governmental agencies involved. This is a complicated field and all questions and inquiries for information pertaining to the identity, content, value or duty due on imported and/or exported items must be answered truthfully and completely.

COMPLIANCE WITH THESE GUIDELINES

ASAT is committed to attaining the highest ethical standards in our work and in all of our interactions with our workforce, customers, suppliers, competitors, and the public in all of our worldwide locations. To uphold these standards, the Company strives to provide an environment in which our employees feel free to report incidences of unethical behavior. We encourage employees to report any suspect violations or concerns regarding compliance with these Standards. You must report any suspected violation of these Standards or other Company policies or any law to your manager, a Senior Vice President, General Counsel, CEO, or to a member of the Board of Directors.

Each of us is responsible for reading these Standards and maintaining ASAT’s reputation for ethical business conduct. ASAT expects you to comply with the policies set forth in this publication and to rely upon your own high standards. ASAT also expects that you will seek advice, as appropriate, from the available resources to assist you in resolving issues that are not covered by these Standards.

These Standards are based, in part, on numerous laws and regulations. You should be aware that violations of local laws may result in criminal penalties for you and/or the Company. You are not to engage in any conduct that you suspect may violate any law. You are encouraged to bring any concerns you may have, for example, about your own or someone else’s conduct, an uncertainty about the meaning of a particular law or regulation, an issue with an action the Company is taking, to the attention of the Company.

Because of the gravity and importance of the issues addressed in document, ASAT may take disciplinary action, up to and including termination of employment, against any employee whose actions violate these Standards.

Participating in Investigations

If you become aware of a suspected violation of these Standards please do not try to investigate that matter or to resolve it in on your own. Prompt disclosure to the proper individuals within the Company will help to ensure a thorough and timely investigation and resolution – hopefully in time to mitigate any damage that might have been done to the Company or Company’s reputation.

At ASAT, we take our civic obligations seriously. If your cooperation has been requested during an investigation of a violation of these Standards or other wrongdoing at ASAT, you must cooperate and be honest and thorough in your responses. Relevant documents should only be disposed of in compliance with ASAT document retention policies and should never be destroyed or hidden in the event of an investigation. You must never conceal wrongdoing or permit or participate with others in doing so. If you have any questions or concerns about your responsibilities, or actions and responsibilities of others, please contact the General Counsel. Before responding to any inquiry from an outsider regarding any purported investigation, you should consult with the General Counsel to confirm that the investigation is legitimate.

ASAT forbids retaliation against any of its employees for reporting a violation of these Standards or for initiating or testifying, assisting, or participating in any manner in any investigation, proceeding, or hearing regarding these Standards. No employee should ever be afraid to report any perceived misconduct under these Guidelines.

PLEASE NOTE

These Standards of Business Conduct are not an employment contract and do not create contractual rights. ASAT reserves the right to amend or discontinue these Standards of Business Conduct and the policies addressed herein, without prior notice and at any time.